Exhibit 99.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Results of Operation and Financial Condition

For year ended December 31, 2022

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Collective Mining Ltd. and its subsidiaries (“CML” or the “Company”) for the year ended December 31, 2022 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2022 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The information included in this MD&A is as of April 21st, 2023, the date when the Board of Directors approved the Company’s audited consolidated financial statements for the year ended December 31, 2022. All monetary amounts included in this report are expressed in United States (“U.S.”) dollars (“$”), the Company’s reporting and functional currency, unless otherwise noted. References to C$ and COP are to Canadian dollars and Colombian pesos, respectively. This MD&A contains forward-looking information and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Information” section.

TABLE OF CONTENTS

Description Of Business	2

2022 Summary And Highlights	2

Business Transaction	3

Exploration Summary	4

Selected Quarter Consolidated Financial Information	8

Overview Of Consolidated Financial Results	8

Summary Of Consolidated Quarterly Results	9

Liquidity And Management Of Capital Resources	9

Equity And Warrants	10

Trends And Risks That Affect The Company’s Financial Condition	11

Contractual Obligations, Commitments And Option Agreements	12

Related Party Transactions	12

Financial Instruments And Related Risks	12

Off-Balance Sheet Arrangements	12

Market Trends	12

Critical Accounting Estimates And Judgements	13

Changes In Accounting Policies	13

Internal Control Over Financial Reporting And Disclosure Controls And Procedures	14

Emerging Market Disclosure	14

Risks And Uncertainties	18

Caution Regarding Forward-Looking Information	34

Corporate Information	36

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DESCRIPTION OF BUSINESS

Collective Mining Ltd. (“CML”) is the resulting issuer upon completion of a three-cornered amalgamation between Collective Mining Inc. (“CMI” or “Old Collective”), a company incorporated under the Business Corporations Act (Ontario) on February 11, 2020, and POCML 5 Inc. (“POCML”), a company listed on the Toronto Stock Venture Exchange (the “TSXV”), resulting in a reverse take-over of POCML by CMI (the “RTO” or the “RTO Transaction”) on May 20, 2021.

On May 20, 2021, pursuant to the closing of the RTO, CML’s issued and outstanding common shares (the “Common Shares”) were accepted for listing and began trading on the TSXV under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

CML and its subsidiaries (collectively referred to as the “Company”) is an early-stage exploration company and is principally engaged in the acquisition, exploration and development of mineral properties located in Colombia.

The Company currently holds mining titles, mining applications and option agreements to explore and acquire two exploration projects in Colombia, South America; the Guayabales Project and the San Antonio Project.

2022 SUMMARY AND HIGHLIGHTS

2022 and Fourth Quarter Business Highlights

●	On July 18th, 2022, the Company announced that its common shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Collective upgraded to the OTCQX from the Pink® market and its common shares are eligible for electronic clearing and settlement through The Depository Trust Company (“DTC”) in the United States.

●	On September 9, 2022, the Company announced the publication of its inaugural 2021 ESG Report, detailing the Company’s commitments and contributions to environmental, social and governance (ESG) factors, practices and management.

●	On October 25th, 2022, the Company announced the closing of a Bought Deal Offering (the “Offering”) of $7.9 million (C$10.8 million). The Offering consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit. Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at a price of $3.25 until April 25, 2024.

●	During the last quarter of 2022, the Company continued with its exploration program drilling 3,400 metres for a total of 22,907 year-to-date drilling metres. Drilling during the quarter focused primarily on the Apollo target at the Guayabales project.

●	During the quarter, Ana Milena Vasquez, Executive Vice-President left the Company.

Subsequent to 2022:

●	Steve Gold, Vice-President of Investor Relations and Corporate Development left the Company.

●	On March 22nd, 2023, the Company announced the closing of a Bought Deal Offering of $21.9 million (C$30 million). The transaction consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

Q4 2022 Exploration Highlights

Guayabales Project

●	On October 6, 2022, the Company announced that it drilled 237.7 metres consisting of 1.15 g/t gold, 72 g/t silver, 0.38 % copper, 0.08% zinc, 0.07% Pb and 0,001 Mo at the Apollo target.

●	On November 29, 2022, the Company announced that it has significantly expanded the Apollo discovery by drilling near surface high-grade mineralization including 168 metres consisting of 0.98 g/t gold, 69 g/t silver, 0.50 % copper and 0,002 Mo.

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●	On December 7, 2022, the Company announced assay results from three additional holes drilled at Apollo including 298 metres consisting of 0.48 g/t gold, 34 g/t silver, 0.31 % copper and 0,002 Mo and 102.20 metres consisting of 2.72 g/t gold, 28 g/t silver, 0.08 % copper and 0,001 Mo into the Apollo porphyry discovery.

●	On December 21, 2022, the Company reported positive preliminary metallurgical test results from the Apollo target with up to 97% gold recovery from cyanide leach.

Subsequent to 2022:

●	Subsequent to the year end, the Company continued with a Phase II drilling program at the Apollo porphyry system. Drilling results continue to expand the dimensions of the Apollo target and confirmed that mineralization begins directly from surface.

2022 Operating and Financial Results

●	Results for the three months and year ended December 31, 2022 was net loss of $4.6 million and net loss of $17.3 million, respectively ($0.09 per share and $0.36 per share, respectively).

●	Exploration expense for the three months and year ended December 31, 2022 was $2.7 million and $11.3 million, respectively, including $0.01 million and $0.4 million, respectively, relating to the San Antonio project and $2.7 million and $10.9 million, respectively, relating to the Guayabales project.

●	Revaluation of warrants liability for the three months and year ended December 31, 2022 was a loss of $0.5 million.

●	Operating cash outflow for the three months and year ended December 31, 2022 was $3.3 million and $14.2 million, respectively.

●	Net financing cash inflow for the three months and year ended December 31, 2022 was $7.2 million and $7.3 million, respectively.

●	A total of $8 million (C$11 million) was raised through the Offering and option exercises for the year ended December 31, 2022.

●	2021 includes the following amounts:

o	RTO Transaction and public listing expense of $1.5 million.

o	Revaluation of warrants liability for the three months and year ended December 31, 2021 was $nil and a loss of $5.1 million, respectively

o	A total of $23.3 million (C$28.6 million) was raised through the private placement and warrants and option exercises for the year ended December 31, 2021.

BUSINESS TRANSACTION

2022 Bought Deal Offering

On October 25, 2022, the Company closed a Bought Deal Offering (the “Offering”) of C$10.8 million ($7.9 million), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

2021 Reverse Take-Over and Private Placement

On May 20, 2021, Old Collective and POCML completed a business combination agreement whereby POCML acquired all the issued and outstanding shares of Old Collective through a three-cornered amalgamation and resulting in a reverse take-over of POCML by Old Collective (the “RTO Transaction”) and constituted POCML’s qualifying transaction pursuant to TSXV Policy 2.4. The resulting issuer company was renamed to Collective Mining Ltd.

As a result of the RTO Transaction, the Company recognized a total of $1.5 million in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2021 as public listing costs, representing the difference between the fair value of the shares issued to the original POCML shareholders and the fair value of POCML net assets acquired plus additional transaction costs incurred.

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In connection with the RTO Transaction, the Company closed a Non-Brokered Private Placement (the “Private Placement”) for aggregate gross proceeds of C$15 million in the form of subscription receipts at a price of C$1.00 per subscription receipt (“Subscription Units”). Each Subscription Unit consisted of one common share of the Company (a “Subscription Share”) and a one-half share purchase warrant of the Company (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$2.00 per share with an expiry date of May 20, 2024, subject to an accelerated expiry option.

In connection with the Private Placement, eligible finders were issued 534,500 Subscription Units representing 5% of the number of Subscription Units placed by such eligible finders (the “Finders’ Units”). The Finders’ Units are considered a cost of the Private Placement.

As at August 9, 2021, total proceeds of C$13.5 million was received in respect of 6,495,000 exercised Subscription Warrants and 267,250 exercised Finders’ Warrants. All remaining unexercised warrants have expired.

EXPLORATION SUMMARY

The following is a summary of exploration expenditures incurred for the three months and year ended December 31, 2022 and 2021:

	2022			2021
For the three months ended December 31	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	–	503,750	503,750	540,262
Assaying	–	463,954	463,954	155,007
Salaries and benefits	–	411,980	411,980	315,800
Field costs, surveys and other	–	178,138	178,138	320,211
Option payments and fees	5,860	587,768	593,628	346,076
Transportation and meals	–	147,732	147,732	161,855
Consulting and professional fees	2,226	152,522	154,748	213,926
Community expenses	–	107,780	107,780	127,430
Depreciation and amortization	–	44,314	44,314	30,676
Geophysics	–	–	–	73,181
Security	–	44,817	44,817	23,105
	8,086	2,642,755	2,650,841	2,307,529

	2022			2021
For the year and period ended December 31	San Antonio	Guayabales	Total	Total
	$	$	$	$
Drilling services	–	3,709,223	3,709,223	1,670,642
Assaying	1,993	1,577,369	1,579,362	404,594
Salaries and benefits	–	1,409,523	1,409,523	878,477
Field costs, surveys and other	70,946	1,211,361	1,282,307	831,741
Option payments and fees	121,645	1,123,632	1,245,277	1,641,578
Transportation and meals	38,640	628,138	666,778	382,080
Consulting and professional fees	19,659	429,003	448,662	587,410
Community expenses	291	390,770	391,061	193,728
Depreciation and amortization	–	203,473	203,473	108,452
Geophysics	138,872	37,026	175,898	245,398
Security	–	171,530	171,530	70,692
	392,046	10,891,048	11,283,094	7,014,792

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Guayabales Project

The Guayabales Project consists of exploration titles, exploration applications and three option agreements. The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project. During the fourth quarter of 2021, the Company secured option agreements to purchase surface rights for a two-year period, for a total of $1.8 million. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia, and is comprised of four exploration titles totaling 2,411 hectares and twenty-three exploration applications totaling 2,370 hectares.

Exploration activities:

During the year, the Company announced that it had made a significant grassroots discovery at the Apollo target drilling a maiden discovery hole of 87.8 metres consisting of 0.88 g/t gold, 61 g/t silver, 0.39 % copper, 0.07% zinc, 0.05 Pb and 0,001 Mo. Subsequent to that discovery hole, the Company focused for the remainder of the year on understanding and expanding the Apollo target. During the fourth quarter of 2022, the Company expanded its drilling program to 23,000 metres.

For the three months and year ended December 31, 2022, the Company recognized a total of $2.7 million and $10.9 million, respectively (three months and year ended December 31, 2021 – $2.2million and $5 million, respectively) as exploration and evaluation expense in the consolidated statement of operations in respect of the Guayabales Project, including option payments of $0.5 million and $0.75 million, respectively (three months and year ended December 31, 2021 – $0.3 million and $1.4 million, respectively).

Option agreements:

Details of the two first option agreements are as follows:

First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option to acquire 100 percent of the property covered within the agreement. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3 million of exploration and evaluation expenditures in respect of property within the First Guayabales Option and make total option payments of $2 million over a maximum four-year term ending on or before June 24, 2024 in order to proceed to Phase 2 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10 million of exploration and evaluation expenditures in respect of such property and make total option payments of $2 million payable in equal instalments of $0.2 million semi-annually over a maximum six-year term, commencing after the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

●	provide notice that the Company has elected to pay a 1% NSR monthly, commencing on the first calendar day of the month after 85% of the processing plant capacity has been achieved, in exchange for the remaining 10% interest;

●	acquire 0.625% each year to a total of 10% by paying $0.25 million semi-annually, commencing at the end of Phase 2, to a total of $8 million in lieu of the NSR; or

●	pay a one-time payment of $8 million in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

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Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments		Exploration Expenditures	Total
		$		$	$
Total Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Total Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Total Phase 3	To commercial production	8,000,000	[1]	–	8,000,000
		12,000,000		13,000,000	25,000,000

1	Based on the assumption that the Company does not elect to pay the NSR.

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months and year ended December 31, 2022, the Company recognized a total of $1.1 million and $6.3 million, respectively (three months and year ended December 31, 2021 – $0.8 million and $2.5 million, respectively) as exploration and evaluation expense in the consolidated statement of operations in respect of the First Guayabales Option, including option payments of $0.25 million and $0.5 million, respectively (three months and year ended December 31, 2021 – $0.3 million and $0.8 million, respectively).

As at December 31, 2022, and from inception of the agreement, the Company has completed and recognized a total of $8.2 million as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $1.25 million required within the agreement.

Second Guayabales Option

On January 4, 2021, the Company entered into an agreement with another third party to explore, develop and acquire additional property within the Guayabales Project (the “Second Guayabales Option”).

The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1.75 million.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1 million.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4.3 million over a two-year period ending on January 2, 2030 to acquire 100 percent of the property within the Second Guayabales Option.

The exploration and development program for the Second Guayabales Option, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

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Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company may terminate the agreement at any time, upon notification to the optionor.

For the three months and year ended December 31, 2022, the Company recognized a total of $0.25 million and $0.26 million respectively (three months and year ended December 31, 2021 – $0.7 million and $1.8 million, respectively), as exploration and evaluation expense in the consolidated statement of operations in respect of Phase I of the Second Guayabales Option.

San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio Project is located approximately 80km south of Medellín and is situated in the Middle Cauca belt in the Department of Caldas, Colombia. The San Antonio Project is comprised of one exploration title totaling 1,664 hectares and sixteen exploration applications totaling 3,090 hectares.

The option agreement provides the Company the right to explore, develop and acquire 100 percent of the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2.5 million. The Company has the option to pay an additional $2.5 million to the optionor upon reaching commercial production in exchange for the 1.5% NSR.

Option payments under the agreement are as follows:

$
August 8, 2020	30,000
July 9, 2021	50,000
July 9, 2022	100,000
July 9, 2023	150,000
July 9, 2024	250,000
July 9, 2025	420,000
July 9, 2026	750,000
July 9, 2027	750,000
2,500,000
Upon reaching commercial production	2,500,000
5,000,000

The Company may terminate the agreement at any time, upon notification to the optionor. In addition, the Company may acquire 100 percent of the property at any time prior to the expiration of the agreement by paying all remaining amounts under the agreement.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

Exploration activities:

During 2021, the Company initiated a maiden 5,000-meter drill program on the San Antonio Project. The aim of the program was to initially determine the near surface geometry of three targets and once defined, begin testing the potential for multiple, concealed, mineralized porphyry and breccia bodies within an area measuring approximately 2 x 1 kilometers (“km”). Surface work in this area had outlined anomalous gold and molybdenum soil values in association with altered porphyry intrusive bodies, porphyry-related stockwork quartz veining, hydrothermal breccias and polymetallic veins. To date, the Company has made a significant grassroot discovery at the Pound target, one of the three targets generated at the San Antonio Project.

In the first quarter of 2022, the Company conducted an IP survey to further delineate the drill targets. The IP survey is continuing to be analyzed and the Company plans to conduct follow up drilling once it has completed the interpretation of the data.

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For the three months and year ended December 31, 2022, the Company recognized a total of $0.01 million and $0.4 million, respectively (three months and year ended December 31, 2021 – $0.1 million and $2 million, respectively) as exploration and evaluation expense, including option payments of $nil and $0.1 million, respectively (three months and year ended December 31, 2021 - $nil and $0.05 million, respectively), in the consolidated statement of operations and comprehensive loss in respect of the San Antonio Project.

SELECTED QUARTER CONSOLIDATED FINANCIAL INFORMATION

As at	December 31, 2022	December 31, 2021
	$	$
Consolidated Financial Position
Cash and cash equivalents	8,503,274	16,308,805
Total assets	10,139,533	17,265,987
Working capital[1]	7,148,991	15,078,380
Equity	6,937,748	15,578,298

[1]	Working capital is a non-GAAP measure and represent current assets less current liabilities, excluding warrants liability.

	Three months ended December 31		Year ended December 31
	2022	2021	2022	2021
	$	$	$	$
Consolidated Operating Results
Exploration and evaluation expense	(2,650,842)	(2,307,528)	(11,283,095)	(7,014,792)
Gain (loss) on revaluation of warrants liability	(489,499)	–	(489,499)	(5,087,559)
Net loss and comprehensive loss	(4,576,073)	(3,628,004)	(17,268,814)	(17,306,513)
Basic and diluted loss per common share	(0.09)	(0.08)	(0.36)	(0.47)
Consolidated Cash Flow
Operating cash outflow	(3,308,387)	(3,291,525)	(14,221,253)	(7,867,408)
Financing cash inflow	7,250,509	6,692	7,263,848	23,069,791
Net cash outflow, including foreign exchange effect on cash balances	3,866,555	(3,406,587)	(7,276,418)	14,591,420

OVERVIEW OF CONSOLIDATED FINANCIAL RESULTS

The Company’s results for three months and year ended December 31, 2022 was net loss of $4.6 million ($0.09 per share) and $17.3 million ($0.36 per share), respectively (three months and year ended December 31, 2021 – $3.6 million ($0.08 per share) and $17.3 million ($0.47 per share), respectively) is mainly a result of the following:

●	Exploration expenditures for the three months and year ended December 31, 2022 of $2.7 million and $11.3 million, respectively (three months and year ended December 31, 2021 – $2.3 million and $7 million, respectively), including option payments totaling $0.5 million and $0.85 million, respectively (three months and year ended December 31, 2021 – $0.3 million and $1.45 million, respectively).

●	General and administration expense for the three months and year ended December 31, 2022 of $1.3 million and $5.1 million, respectively (three months and year ended December 31, 2021 – $1.3 million and $3.2 million, respectively), including:

o	Compensation costs related to share-based payments for the three months and year ended December 31, 2022 were $0.4 million and $2.2 million, respectively (three months and year ended December 31, 2021 – $0.5 million and $1.1 million, respectively).

o	Share-based payments include 925,000 options and 965,000 options, respectively, granted during the three months and year ended December 31, 2022 (three months and year ended December 31, 2021 – 1,548,750 options and 2,488,750 options granted, respectively) with average grant date fair values of C$2.83 per share and C$2.86 per share, respectively (three months and year ended December 31, 2021 – C$2.84 per share and C$2.48 per share, respectively).

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●	2021 includes the following amounts:

o	RTO Transaction and public listing expense of $1.5 million.

o	Revaluation of warrants liability for the three months and year ended December 31, 2021 was $nil and a loss of $5.1 million, respectively

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

The following table sets forth selected consolidated financial information, prepared in accordance with IFRS, for each of the Company’s eight most recently completed quarters.

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
	$	$	$	$	$	$	$	$
Net income (loss)	(4,576,073)	(4,256,942)	(4,412,226)	(4,023,572)	(3,628,004)	133,788	(11,719,806)	(2,092,492)
Basic and diluted income (loss) per share	(0.09)	(0.09)	(0.09)	(0.08)	(0.08)	0.003	(0.38)	(0.09)

As the Company is currently in the exploration stage, variations in the quarterly results are mainly due to the exploration activities, the impact of fluctuation of exchange rates on cash balances and the revaluation of derivative instruments.

LIQUIDITY AND MANAGEMENT OF CAPITAL RESOURCES

The Company has no operating cash flow from a producing mine and therefore must utilize its current cash reserves and funds obtained from equity financing transactions, including the Bought Deal and the Offering (see “Business Transaction” in this MD&A) to fund its operating and exploration activities, including payments subject to exploration option agreements (see “Exploration Summary” in this MD&A).

The Company’s objectives in managing capital are to ensure the entity continues as a going concern and to achieve optimal returns for its stakeholders. In addition, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential, if they fit within the Company’s overall strategic plan and if the Company has sufficient financial resources to do so. Management considers future capital requirements to sustain the future operation of the business, including current and new exploration program requirements, and assesses market conditions to determine when adjustments to the capital structure is appropriate.

For the year ended December 31, 2022, the Company raised $8 million from the closing of the Offering (See the “Business Transaction” section in this MD&A) and the exercise of options (year ended December 31, 2021 – raised $23.3 million (C$28.6 million) from the closing of the Private Placement (See the “Business Transaction” section in this MD&A) and the exercise of warrants and options).

As at December 31, 2022, the Company’s cash and working capital position (current assets less current liabilities, excluding warrants liability (“Working Capital”)) was $8.5 million and $7.1 million, respectively (December 31, 2021 – $16.3 million and $15.1 million, respectively). The Company will utilize its working capital towards general operating activities and the advancement of its exploration programs, including its obligations under its exploration option agreements (see “Exploration Summary” in this MD&A).

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Cash Flow Items

The following is a summary of the Company’s cash flows for the three months and year ended December 31, 2022 and 2021:

	Three months ended December 31		Year ended December 31
	2022	2021	2022	2021
	$	$	$	$
Operating activities	(3,308,387)	(3,291,525)	(14,221,253)	(7,867,408)
Financing activities	7,250,509	6,692	7,263,848	23,069,791
Investing activities	(75,567)	(50,074)	(319,013)	(234,030)
	3,866,555	(3,334,907)	(7,276,418)	14,968,353
Foreign exchange on cash	(224,510)	(71,680)	(529,113)	(376,933)
Net change in cash balances	3,642,045	(3,406,587)	(7,805,531)	14,591,420

Operating Activities

Operating cash outflow for the three months and year ended December 31, 2022 was $3.3 million and $14.2 million, respectively, compared to the $3.3 million and $7.9 million, respectively, for the comparative periods in 2021. The change is mainly due to the increase of exploration activities incurred in 2022.

Financing Activities

Net cash inflow from financing activities for the three months and year ended December 31, 2022 was $7.3 million, compared to the $nil and $23.1 million, respectively, for the three months and year ended December 31, 2021. The variance in respect to 2021 is due to different proceeds obtained from the Offering and the Private Placement (See the “Business Transaction” section in this MD&A).

Investing Activities

Cash outflow for investing activities for the three months and year ended December 31, 2022 was $0.1 million and $0.3 million, respectively, compared to $0.05 million and $0.2 million, respectively, for the comparative periods in 2021 and relate to the acquisition of fixed assets and intangibles.

EQUITY AND WARRANTS

Fully Diluted Shares

As at	December 31, 2022	December 31, 2021

Shares issued	52,771,782	47,386,715
Stock options outstanding	4,019,167	3,798,750
	56,790,949	51,185,465

Share Capital

As at December 31, 2022, the Company had a total of 52,771,782 Common Shares resulting from the issuance of shares for the Bought Deal Offering (the “Offering”) closed in October 2022, and for the RTO Transaction and a non-brokered private placement in 2021 (the “Private Placement”) and private equity financing in 2020, including unit placements whereby both common shares and common share purchase warrants were issued, and the exercise of warrants and options.

For the three months and year ended December 31, 2022, 102,900 and 601,667 shares were issued as a result of the exercise of options.

During 2022 proceeds from the Offering was $7.9 million (C$10.8 million). Proceeds from the Offering in 2022 were allocated between shares and warrants issued on the residual fair value method within the unit using the Black-Scholes option pricing model to determine fair value for the warrants.

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Warrants

For the year ended December 31, 2022, and 2021, the Company had warrants denominated in Canadian dollars. Proceeds from unit placements are allocated between shares and warrants issued on the residual fair value method within the unit. Fair value for the warrants was determined using the Black-Scholes option pricing model. See also the “Business Transaction” section of this MD&A.

Subscription Warrants are classified as derivative financial liabilities, presented as warrants liability on the consolidated statement of financial position and measured at fair value until the instruments are exercised or extinguished in the consolidated financial statements. Any gain or loss arising from the revaluation of a Subscription Warrant on the date of exercise or on the financial reporting date is recognized in the consolidated statement of operations and comprehensive loss. Warrants issued and exercised in 2021 were accounted for in the same manner as Subscription Warrants.

On October 25, 2022, following the completion of the Offering 2,391,700 Subscription Warrants were issued. The issue date fair value of the warrants liability in respect of the Subscription Warrants was $0.97 million.

For the three months and year ended December 31, 2022, the Company recognized $0.5 million derivative loss (three months and year ended December 31, 2021 – $nil and a derivative loss of $5.1 million, respectively), in respect of the revaluation of warrants classified within warrants liability.

For the year ended December 31, 2021, 6,495,000 Subscription Warrants and 267,250 Finders’ Warrants were exercised, as a result of the Company exercising its right to accelerate the expiry date to August 9, 2021 and resulting in a total of $10.8 million (C$13.5 million) received by the Company. All remaining unexercised warrants expired. The fair value of the Subscription Warrants exercised was revalued to $8 million and transferred to contributed surplus. As of December 31, 2021, the balance of the warrants liability was $nil.

Options

As at December 31, 2022, 4,019,167 (December 31, 2021 – 3,798,750) stock options were outstanding at an average exercise price of C$2.25 (December 31, 2021 – C$1.78), of which 1,978,123 (December 31, 2021 – 753,335) were exercisable. The exercise in full of the outstanding stock options as at December 31, 2022 would raise a total of approximately C$1.9 million. Options expire between 2022 and 2027. Management does not know when and how much will be collected from the exercise of such securities as this is dependent on the determination of the option holders and the market price of the Common Shares.

Outstanding Equity and Warrants Data

As of April 21, 2023, the Company had 60,220,183 Common Shares, a total of 3,671,667 share options outstanding to purchase Common Shares, and 2,187,673 warrants issued as part of the Offering.

TRENDS AND RISKS THAT AFFECT THE COMPANY’S FINANCIAL CONDITION

Please see the “Market Trends” and “Risks and Uncertainties” sections of this MD&A for information regarding known trends, demands, commitments, events or uncertainties that are reasonably likely to have an effect on the Company’s business and industry and economic factors affecting the Company’s performance.

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CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OPTION AGREEMENTS

Contractual Obligations and Commitments

As at December 31, 2022, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	Greater than 5 Years
	$	$	$	$	$
Other lease commitments	94,885	94,885	–	–	–
Service contracts[1]	–	–	–	–	–
	94,885	94,885	–	–	–

1	Represents drilling contracts. All contracted work was completed by the end of 2022.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at December 31, 2022, the timing of expenditures, including option payments, under the Company’s option agreements are as follows:

	Total		Less than 1 Year		2 – 3 Years		4 – 5 Years		Greater than 5 Years
	$		$		$		$		$
First Guayabales Option[1]		7,538,649		500,000		749,998		1,288,646		5,000,005
Second Guayabales Option		6,050,000		250,000		500,000		500,000		4,800,000
San Antonio Option		4,820,000		150,000		670,000		1,500,000		2,500,000
Other Option agreements[2]		1,772,735		1,772,735		–		–		–
		20,181,384		2,672,735		1,919,998		3,288,646		12,300,005

1	Based on the assumption that the Company does not elect to pay the NSR. Timing of remaining required exploration expenditures are estimated by management.
2	Amount disclosed related to the option agreements to purchase surface rights for a two-year period.

RELATED PARTY TRANSACTIONS

As at December 31, 2022 and December 31, 2021, there were no related party balances.

FINANCIAL INSTRUMENTS AND RELATED RISKS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the Consolidated Financial Statements for the three months and year ended December 31, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, without limitation, such considerations as liquidity and capital resources.

MARKET TRENDS

Global Financial Market Conditions

Events and conditions in the global financial markets, particularly over the last two years, continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions, as well as market volatility, may have a positive or negative impact on the Company’s operating costs, project exploration expenditures and planning of the Company’s projects.

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Gold Market

The Company’s economic assessment of its gold projects is impacted by the market-driven gold price. The gold market is affected by negative real interest rates over the near-to-medium term, continued sovereign debt risks, elevated geo-political risks, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market.

While many factors impact the valuation of gold, traditionally the key factors are actual and expected U.S. dollar value, global inflation rates, oil prices and interest rates.

The gold price has displayed considerable volatility in the last few years. Continued uncertainties in major markets, specifically in the U.S. and European countries, and increased trade tensions between the U.S. and China were the main driving forces in the demand volatility for gold. The daily closing spot gold price during 2022 was between $1,628.75 and $2,039.05 per ounce, for an average price in 2022 of $1,800.14 per ounce.

Currency

The Company’s functional and reporting currency is the U.S. dollar. The key currencies to which the Company is exposed are the Canadian dollar and the Colombian peso, which have experienced volatility relative to the U.S. dollar over the last several years. Fluctuation of the Canadian dollar against the U.S. dollar has a direct impact on the Company as proceeds from equity financing are in Canadian dollars. Fluctuation of the Colombian peso has a direct impact on the Company’s exploration and operating activities. However, the Company has mitigated the majority of this impact by converting a significant portion of proceeds received from the Offering to U.S. dollars and Colombian pesos.

The Company expects to have significant U.S. dollar and Colombian peso requirements, mainly in relation to exploration activities, salaries and exploration option payments. As at December 31, 2022, the Company held $8.5 million in cash, of which $1.4 million was in U.S. dollars, $2 million was in Canadian dollars, and $5.1 million was in Colombian pesos. Purchases of U.S. dollars and Colombian pesos will be required to meet the Company’s obligations in local jurisdictions.

As of April 21, 2023, the Company held approximately $26.3 million in cash and cash equivalents, of which $10.7 million was in U.S. dollars, the equivalent of $12.8 million was in Canadian dollars, and the equivalent of $2.8 million in Colombian pesos, representing approximately 41%, 49%, and 10%, respectively of total cash balances.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company’s accounting policies are detailed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2022.

CHANGES IN ACCOUNTING POLICIES

New Accounting Standards and Interpretations Adopted

IAS 16 – Property, Plant and Equipment

IAS 16, Property, Plant and Equipment (“IAS 16”) was amended to prohibit the deduction of proceeds from the sale of items produced from an item of property, plant and equipment while the entity is preparing the asset for its intended use. IAS 16 further clarifies that the financial performance of the asset is not relevant in the assessment of the technical and physical performance of the asset.

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Effective January 1, 2022, the Company adopted the amendment to IAS 16. The adoption did not have an impact on the Company’s consolidated financial statements as the Company is not yet in the construction phase.

Future Accounting Changes

The following revised standards and amendments, unless otherwise stated, are effective on or after January 1, 2023, with early adoption permitted, and have not been applied in preparing the consolidated financial statements. The Company does not plan to adopt any of these standards before they become effective.

IAS 1 – Presentation of Financial Statements

IAS 1, Presentation of Financial Statements (“IAS 1”) was amended to clarify the classification of liabilities between current and noncurrent to be based on the rights that exist at the end of the reporting period and that such classification is unaffected by the expectations of the entity or events after the reporting date. The changes must be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”).

These amendments are effective on or after January 1, 2024.

IAS 1 was also amended to help preparers in deciding which accounting policies to disclose in their financial statements.

These amendments are effective on or after January 1, 2023. The Company does not expect a material impact to its consolidated financial statements on adoption.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) for the Company. The Company’s controls are based on the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework.

There were no significant changes in the Company’s disclosure controls and procedures and internal control over financial reporting, or in other factors that could significantly affect those controls subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation as of December 31, 2022, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls identified requiring corrective actions.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that its disclosure controls and internal controls over financial reporting will prevent or detect all errors and fraud. A cost-effective system of internal controls, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

EMERGING MARKET DISCLOSURE

Operations in an Emerging Market Jurisdiction

The Company’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Company to various degrees of political, economic and other risks and uncertainties.

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Board and Management Experience and Oversight

Key members of the Company’s management team and board of directors (the “Board”) have extensive experience running business operations in Colombia. Mr. Ari Sussman, the Executive Chairman of the Company, was Chief Executive Officer and a director of Continental Gold Inc. (“Continental Gold”), and Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. in March 2020 for over $1.4 billion.

Mr. Ossma, the President and Chief Executive Officer of the Company, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Ms. García Botero, an independent director of the Company, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Each of Messrs., Ken Thomas and Paul Murphy, independent directors of the Company, were directors of Continental Gold until the sale of the company to Zijin Mining Group Co., Ltd. in 2020. Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry with significant exposure in Latin America.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Company’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

Communication

While the reporting language of the head office of the Company is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia and Ms. García Botero, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Company maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Company’s management and local operations.

The Company’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company, the Company’s branch office (“Branch”) and its two indirect Colombian subsidiaries, Minerales Provenza S.A.S. and Minera Campana S.A.S (collectively, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative each of the Colombian Subsidiaries and who is also the President and Chief Executive Officer of the Company. Since the Company indirectly holds all of the issued and outstanding equity interests of legal entity that comprises the Branch and the Colombian Subsidiaries, the Company exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

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Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Company’s independent auditors review the consolidated financial statements under the oversight of the Company’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Company at Avenida El Poblado, Carrera 43 No. 9 Sur 195, Oficina 1335, Edificio Square, Medellin, Colombia. Senior management control these records and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries

Disclosure Controls and Procedures

The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

CEO and CFO Certifications

In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Company in a timely manner.

Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, and local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, all of the Company’s Board and management team members that are non-resident Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

Transactions with Related Parties

The Company is subject to applicable Canadian securities law and accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Company may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Company and in accordance with applicable Canadian securities laws.

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Controls Relating to Verification of Property Interests

The Company engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Company’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the San Antonio and Guayabales projects. The current President and Chief Executive Officer of the Company, Mr. Omar Ossma, who lead the negotiations and acquisitions of the Company’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Company in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Company´s rights over the acquired assets and properties.

The Company also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of incorporation of the Company’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Company’s current Colombian properties.

In addition, the Company retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio Option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Company satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Company to carry out its business operations in Colombia.

Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Company
Operating as a company requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.
Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current prospecting campaign.
Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Company is conducting exploration activities on mining titles LH0071-17, 781-17, HI8-15231, 501712 and IIS-10401 which are validly granted mining titles.
Drilling activities will require authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current drilling campaign.

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Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Company will require a filing, and further permission, before the regional environmental corporation in the territory.	The Company has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.
Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.
Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this MD&A, no restrictions or conditions have been imposed by the government of Colombia on the Corporation’s ability to operate in Colombia. The Corporation’s continued ability to operate in Colombia could be impacted by as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Corporation; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Corporation’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Issuer’s properties. See “Risk Factors”.

Cycles

The Corporation’s business does not have any material cyclical or seasonal business lines. See “Risk Factors – Risks Generally Related to the Corporation – COVID-19 Pandemic”.

Renegotiation or Termination of Contracts

Management of the Corporation does not anticipate that there will be any material renegotiations or terminations of existing contracts within the next 12 months.

Employees

As at the date of this MD&A, the Corporation had 71 employees, which includes employees located in Canada and Colombia. In addition, there were 130 contractors working on the Guayabales Project.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership, or similar proceedings against the Corporation or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

Reorganizations

Other than the Business Combination, there have been no material reorganizations of the Corporation or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

RISKS AND UNCERTAINTIES

The business of the Company is subject to a variety of risks and uncertainties. Investment in Common Shares should be considered highly speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of development, production and exploration and the location of its properties in Colombia. Readers should carefully consider the risks disclosed in this MD&A, and the audited consolidated financial statements for the year ended December 31, 2022. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or relating to the Company’s operations and any of these risk elements could have a material adverse effect on the business of the Company.

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Nature of Mineral Exploration

Resource exploration and development is a speculative business and involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The properties in which the Company holds an interest are without a known mineral resource or reserve. Each of the proposed programs on the properties is an exploratory search for resources or additional resources. There is no assurance that commercial quantities of resources will be discovered. There is also no assurance that even if commercial quantities of resources are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade, ground conditions, metallurgy, proximity to infrastructure, community relations, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of economic commercial quantities of ore.

Foreign Country Risk

The Company’s principal mineral properties are located in rural Colombia. Over the past 10 to 15 years, the Government of Colombia has made strides in improving the social, political, economic, legal and fiscal regimes. However, operations in Colombia are still subject to risk due to the potential for social, political, economic, legal and fiscal instability. The government in Colombia faces ongoing problems including, but not limited to, unemployment and inequitable income distribution and unstable neighboring countries. The instability in neighboring countries could result in, but not limited to, an influx of immigrants which could result in a humanitarian crisis and/or increased illegal activities. Colombia is also home to a number of insurgency groups and large swaths of the countryside are under guerrilla influence. In addition, Colombia experiences narcotics-related violence, a prevalence of kidnapping, extortion and thefts and civil unrest in certain areas of the country. Such instability may require the Company to suspend operations on its properties. There is a risk that agreements with the police and/or army are required and cannot be reached on time or on terms that are acceptable to the Company, which could result in an increase in security threats or loss of control at the project site that could have a material adverse effect on the Company.

Although the Company is not presently aware of any circumstances or facts which may cause the following to occur, other risks may involve matters arising out of the evolving laws and policies in Colombia, any future imposition of special taxes or similar charges, as well as foreign exchange fluctuations and currency convertibility and controls, the unenforceability of contractual rights or the taking or nationalization of property without fair compensation, restrictions on the use of expatriates in the Company’s operations, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, or other matters.

The Government of Colombia reached a peace accord in 2016 with the country’s largest guerrilla group. The Government of Colombia is entering into formal discussions with the country’s current largest guerrilla group for a future peace accord, as well as seeking such agreements with other relevant illegal armed groups. There is no certainty that the agreements will be adhered to by all of the members of the guerrilla groups or that a peace agreement will be ultimately reached with the country’s largest guerrilla group or the other existing illegal armed groups. There is a risk that any peace agreement might contain new laws or change existing laws that could have a material adverse effect on the Company’s projects. Furthermore, the achievement of peace with the country’s guerrilla groups or other illegal armed groups could create additional social or political instability in the immediate aftermath, which could have a material adverse effect on the Company.

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Foreign Operations

The Company’s exploration operations are located in Colombia. Colombia’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls as well as local business culture and practices are different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s Colombian management, legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on the members of management and the Board who have previous experience working and conducting business in Colombia to enhance its understanding of and appreciation for the local business culture and practices in Colombia. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing and tax matters in Colombia. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices in Colombia are beyond the control of the Company and may adversely affect its business.

The Company also bears the risk that changes can occur to the Government of Colombia and a new government may void or change the laws and regulations that the Company is relying upon. Currently, there are no restrictions on the repatriation from Colombia of earnings to foreign entities and Colombia has never imposed such restrictions. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

Due to its locations in Colombia, the Company depends in part upon the performance of the Colombian economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Colombian economy, price instabilities, currency fluctuations, inflation, interest rates, regulatory changes, taxation changes, social instabilities, political unrest and other developments in or affecting Colombia over which the Company does not have control. Because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect in which an entire region or class of investment is disfavoured by international investors, Colombia could also be adversely affected by negative economic or financial developments in other emerging market countries.

Requirement for Future Financing

The Company has limited financial resources and has limited sources of operating cash flow. The Company will require additional funds to finance exploration and future acquisitions. The exploration and development of the various mineral properties in which the Company holds interests and the acquisition of additional properties depend upon the Company’s ability to obtain financing through equity financings, joint ventures of projects, stream financing, debt financing or other means. The perception that security conditions in Colombia have not improved and the decline in the capital markets for the extractive industry could hinder the Company’s ability to access capital in a timely or cost-effective manner. Although the Company has been successful in raising funds as well as the filing of a base shelf prospectus for up to an aggregate total of C$100 million, there can be no assurance that the Company will be able to raise additional financing required or that such financing will be available on terms acceptable to the Company. Failure to obtain additional financing on a timely basis may result in delays or an indefinite postponement of exploration, development, or production on any or all of the Company’s properties, could cause the Company to reduce or terminate its operations or lose its interest in its properties and cease to continue as a going concern.

In addition, there can be no assurance that future financing can be obtained without substantial dilution to existing shareholders. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Property Interests

The ability of the Company to carry out successful mineral exploration, development and production activities will depend on a number of factors. The Company has a number of obligations with respect to acquiring and maintaining the Company’s interest in certain of its current properties. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that such renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. Some of the Company’s interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

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There is no assurance that the Company’s rights and foreign interests will not be revoked or significantly altered to the detriment of the Company.

No Assurance of Titles or Boundaries

The Company is not the registered holder of all of the licences or concessions that comprise its projects in Colombia. Some of the licences and concessions that comprise the Company’s projects in Colombia are registered in the names of certain third-party entities. The Company’s interest in the Colombia projects is partially derived from Option Agreements. Under the Option Agreements, third parties have agreed to transfer the licences and concessions that comprise such properties to the Company upon satisfaction of certain conditions including but not limited to the receipt of all of the option payments. There can be no assurance, however, that such transfers will be effected. Events may occur that would prevent the third-party entities from being able to transfer such licences and concessions to the Company. In addition, in the event of a dispute between the parties, the Company’s only recourse would be to commence legal action in Colombia. If the Company is required to commence legal proceedings, there is no assurance that the Company will succeed in such proceedings, and, therefore, may never obtain title to such properties.

Other parties may dispute title to any of the Company’s mineral properties or land titles, any of the Company’s properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions or errors. A successful challenge to the precise area and location of the Company’s projects could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Land Surface and Access Rights

The Company does not own any surface rights. There is a risk that the Company will not be able to purchase surface rights from third parties or on terms that are acceptable to the Company. Additionally, Colombia Law 1448/2011 compensates, with land restitution, communities that have been displaced as a result of political violence. In the event that the Company is impacted by application of Law 1448/2011, it has the right to begin an expropriation process available under Colombian law, although the process could take longer than expected. Although the Company does not expect the effects of Law 1448/2011 to impact the Company, there is a risk that land near or on the Company’s projects could be impacted, which could have a material adverse effect on the Company.

In order for the Company to conduct exploration including but not limited to surface reconnaissance work, mapping and drilling, it requires permission from third party owners of land. There is a risk that the Company will not be able to negotiate land access rights from third party landowners, which would have a material adverse effect on the Company’s exploration activities. Even though not a common practice, the Company may rely on judicial proceedings to obtain rights of way on third party land.

Artisanal Mining

The Company’s properties are located in Colombia in an area that has a long history of artisanal mining. A portion of the Company’s property include artisanal groups that are mining informally on a small-scale basis. The Company is committed to respecting their rights and to assist them in formalizing, however, there is no assurances that this process will be successful or that they will not oppose the Company’s exploration activities or potential future development. In addition, there is a risk that the number of informal miners could increase in the future resulting in a material adverse effect on the Company.

Community Relations

Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. There can be no assurances that the Company will be successful at managing these impacts. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits. The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Company to modify its exploration and development plans or enter into agreements with local stakeholders or governments with respect to its projects. Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

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Minority Ethnic Groups

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of Minority Ethnic Groups. Many of these materials impose obligations on government to respect the rights of Minority Ethnic Groups. Some mandate that government consult with Minority Ethnic Groups regarding government actions which may affect Minority Ethnic Groups, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to Minority Ethnic Groups continue to evolve and be defined. The Company’s current or future operations are subject to a risk that one or more groups of Minority Ethnic Groups may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an exploration right. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks, public hearings or other forms of public expression against the Company or the owner/operator’s activities. Opposition by Minority Ethnic Groups to such activities may require modification of or preclude operation or development of projects or may require entering into agreements with Minority Ethnic Groups. Claims and protests of Minority Ethnic Groups may disrupt or delay activities of the owners/operators of the Company’s exploration assets.

Dependence on Key Management Employees

The Company’s exploration programs will depend on the business and technical expertise of key executives, including the directors of the Company and a small number of highly-skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of any of these individuals or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations. The Company does not have key man insurance in place with respect to any of these individuals.

Labour and Employment Matters

While the Company has good relations with its employees, these relations may be impacted by changes in labour laws which may be introduced by the relevant governmental authorities in jurisdictions in which the Company carries on business. Adverse changes in such legislation may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s workforce is not governed by a minority union or a cooperative agreement. Although labour relations with its employees have been good, there is no assurance that this will continue in the future or that employees will not attempt to organize in the future. Any significant disruption in labour arrangements could have a material adverse effect on the Company’s reputation and its ability to continue to operate.

Non-Governmental Organization Intervention

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations. A number of non-governmental organizations are becoming increasingly active in Colombia as the security and safety in Colombia increases and the Government implements the peace accords. These organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. Such organizations have been involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to protest and even prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

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Foreign Currency Fluctuations

The Company’s current and proposed exploration in Colombia render it subject to foreign currency fluctuations, which may materially affect its financial position and results. The Company’s reporting currency is the U.S. dollar, which is exposed to fluctuations against other currencies. In addition, the Company maintains cash accounts in Canadian dollars, U.S. dollars and Colombian pesos and has monetary assets and liabilities in U.S. and Canadian dollars and Colombian pesos. The important exchange rates for the Company are currently the rate between the U.S. dollar and the Colombian peso and the Canadian dollar and the U.S. dollar. While the Company is funding work in Colombia, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Common Shares are traded on the TSXV, a Canadian stock exchange. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities, which are principally incurred in U.S. dollars or Colombian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar and the U.S. dollar and Colombian peso. From time to time, to partially mitigate transactional volatility in the U.S. dollar and Colombian peso, the Company may enter into foreign currency instruments in order to partially offset existing currency exposures.

Cybersecurity Risks

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems, are critical to the operations of the Company. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft or other compromising of confidential or otherwise protected information. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company stores all of its proprietary data on cloud servers including, but not limited to, financial records, drilling databases, technical information, legal information, licences and human resource records. There is no assurance that third parties will not illegally access these records which could have a material adverse effect on the Company.

Social Media

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

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Health and Safety Risk

Mining and exploration, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations and development, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. The Company has limited procedures in place to manage health and safety protocols to reduce the risk of occurrence and the severity of any accident and plans to invest time and resources in the future to enhance health and safety at all operations.

The Company has limited insurance policies in place to cover some accidents and regularly monitors the adequacy of such policies; however, not all risks are covered by insurance policies due to either coverage not being available or not being available at commercially reasonable prices.

Limited Operating History

The Company has no history of generating profits. The Company expects to continue to incur losses unless and until such time as it develops its properties and commences operations on its properties. The development of the properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will generate operating revenues or profits in the future.

Special Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration and development programs as well as finance and accounting. The Company has been able to recruit and retain employees and consultants with the necessary skills and knowledge. The Company believes it will continue to be able to do so; however, no assurance can be made in that regard.

Environmental and Other Regulatory Requirements

All phases of the Company’s operations are subject to environmental regulation (including environmental impact assessments and permitting). Environmental legislation and international standards are continually evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There have been a number of recent regulatory changes in Colombia and the Company expects additional regulatory changes, new interpretations and possibly enhanced enforcement to occur in the future. There is no assurance that the Company can or will be able to meet all standards on time, which could adversely affect the Company’s business, financial condition or operations.

Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present and which have been caused by artisanal miners or previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations, permitting and zoning requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration, development or production of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation of existing laws, could have a material adverse impact on the Company and cause an increase in exploration expenses or capital expenditures or require abandonment or delays in the development of new exploration properties.

It is not possible for the Company to accurately predict changes in laws or policy or the extent to which any such developments or changes may have a material adverse effect on the Company’s operations. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of any of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the properties, business, operations or financial condition of the Company. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

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The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

In the future, the Company may require, from time to time, various approvals including, but not limited to, the approval from the National Environmental Licensing Authority (ANLA in Spanish) or the regional environmental authority for environmental permits. There is no assurance that the Company will receive the various approvals or receive them within a reasonable time period.

Control of the Corporation

Mr. Ari Sussman, the Executive Chairman and a director of the Corporation, is also the principal shareholder of the Corporation. As of December 31, 2022, Mr. Sussman owns or controls, directly or indirectly, 10,712,200 Common Shares representing approximately 20% of the issued and outstanding Common Shares. By virtue of his status as principal shareholder of the Corporation, and by being an executive officer and a director of the Corporation, Mr. Sussman has the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Corporation’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Corporation’s assets. As a result, the Corporation could be prevented from entering into transactions that could be beneficial to the Corporation or its other shareholders, and third parties could be discouraged from making a take-over bid. In addition, sales by Mr. Sussman of a substantial number of Common Shares could cause the market price of the Common Shares to decline.

Investors’ Ability to Exercise Statutory Rights and Remedies under Canadian Securities Laws

The Corporation is incorporated under the laws of the Province of Ontario. However, the subsidiaries of the Corporation are organized under the laws of jurisdictions outside of Canada, in particular Bermuda and Colombia, and certain of the officers and directors of the Corporation reside outside of Canada. This may limit an investor’s ability to exercise statutory rights and remedies under Canadian laws. In particular, a Canadian court may determine that it does not have jurisdiction over a claim by an investor against one of the Corporation’s subsidiaries and/or its officers and directors, or that another international jurisdiction is the more convenient forum to adjudicate the claim.

Difficulty in Enforcement of Judgments

The Corporation has subsidiaries incorporated in Bermuda and Colombia. Certain directors and officers of the Corporation reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Corporation’s directors and officers who are not resident in Canada. In the event a judgment is obtained in Canada against one or more of the directors or officers of the Corporation for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in Bermuda or Colombia. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in an international jurisdiction agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by the law in the relevant international jurisdiction.

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Negative Operating Cash Flow

To date the Corporation has recorded no operating cash flow and the Corporation has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Corporation’s properties. The Corporation expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming exploration and development. There can be no assurance that the Corporation will ever generate positive operating cash flow or achieve profitability.

Compliance with Anti-Corruption Laws and ESTMA

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are located in Colombia and, according to Transparency International, Colombia is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition and results of operations, as well as on the market price of the Common Shares. As a consequence of these legal and regulatory requirements, the Company instituted policies with regard to its anti-corruption policies. There can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anti-corruption laws.

In addition, the Canadian Extractive Sector Transparency Measures Act (“ESTMA”), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Commencing in 2017, mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on the Company’s reputation. The Company will be required to comply with ESTMA reporting requirements.

Insurance and Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks including, but not limited to, unexpected or unusual geological operating conditions, rock bursts, cave- ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration and development, monetary losses and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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Government Regulation

The mineral exploration, mining, processing, and development activities of the Company are subject to various laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, waste disposal, land claims of local people, mine development, and other matters. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration. Amendments to current laws and regulations governing operations and activities of exploration, or more stringent implementation thereof could have an adverse impact on the Company.

The Company’s mineral exploration activities in Colombia may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties or the costs related to the Company’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and project safety. The effect of these factors cannot be accurately predicted. Although the Company’s exploration are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration.

Furthermore, any shift in political attitudes, or amendments to current laws and regulations governing operations and activities of exploration or more stringent implementation thereof are beyond the control of the Company and could have a substantial adverse impact on the Company.

Market Price of Common Shares

Securities of mineral exploration, development and production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious and base metal mineral prices or the Company’s financial condition or results of operations as reflected in its quarterly and annual earnings reports. Other risks unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: regulatory or economic changes affecting the Company’s operations; variations in the Company’s operating results; developments in the Company’s business or its competitors; the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; changes in market sentiment towards the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Company’s securities to be delisted from the exchange on which they trade, further reducing market liquidity.

There can be no assurance that an active market for the Common Shares will be sustained. Investors should be aware that the value of the Common Shares may be volatile, and investors may, on disposing of the Common Shares, realize less than their original investment or may lose their entire investment.

The Company’s operating results and prospects from time to time may be below the expectations of market analysts and investors. In addition, stock markets from time to time suffer significant price and volume fluctuations that affect the market prices of the securities listed thereon and which may be unrelated to the Company’s operating performance. Any of these events could result in a decline in the market price of the Common Shares. The Common Shares may, therefore, not be suitable as a short-term investment. In addition, the market price of the Common Shares may not reflect the underlying value of the Company’s net assets. The price at which the Common Shares will be traded and the price at which investors may realize their shares are influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the business and geographic sectors in which the Company operates. Such factors could also include the performance of the Company’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Company and general economic conditions.

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As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the shares of the Company have been paid by the Company to date. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs. At this time, the Company has no source of cash flow and anticipates using all available cash resources towards its stated business objectives and retaining all earnings, if any, to finance its business operations.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. In addition, shareholders of the Company who have an investment profit in the Common Shares that they own may seek to liquidate their holdings, which could decrease the trading price of the Common Shares and could also impair the Company’s ability to raise capital through future sales of Common Shares.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations or the Company’s property development.

Seizure or Expropriation of Assets

Pursuant to Article 58 of the Colombian constitution, the Government of Colombia can exercise its eminent domain powers in respect of the Company’s assets in the event such action is required to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding (expropiacion ordinaria), (ii) an administrative expropriation (expropiacion administrativa) or (iii) an expropriation for war reasons (expropiacion en caso de guerra). In all cases, the Company would be entitled to a fair indemnification for expropriated assets. However, indemnification may be paid in some cases years after the asset is effectively expropriated. Furthermore, the indemnification may be lower than the price for which the expropriated asset could be sold in a free market sale or the value of the asset as part of an ongoing business.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with IFRS as issued by the IASB. In preparing financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. The Company has implemented and continues to assess its internal control systems for financial reporting in order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards and that all accounting policies are applied correctly to ensure reliability of the information, the Company continues to be in a start up phase and internal control processes are still maturing.

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Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of natural resource exploration, development and production. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required under the Business Corporations Act (Ontario) and the Company’s by-laws to disclose his/her interest.

Competition

The Company may compete with other exploration companies which may have greater financial resources and technical abilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. The Company’s ability to increase the number of properties that it holds in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects.

Differing Interpretations in Tax Regimes in Foreign Jurisdictions

Tax regimes in foreign jurisdictions may be subject to sudden changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties or interest. See also “Risks of the Business – Bermuda Legal Matters - The Company May Become Subject to Taxes in Bermuda”.

Tax Matters

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

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Unknown Liabilities in Connection with Acquisitions

As part of the Company’s acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

Acquisitions and Integration

From time to time, it can be expected that the Company will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, social, operating, financial and geological risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would typically be accompanied by risks. If the Company chooses to raise debt capital to finance any such acquisitions, the Company’s leverage will be increased, along with potential additional performance and covenant requirements which may increase the risk of default or reduced capital. If the Company chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisitions with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Enforcement of Legal Rights

The Company’s material subsidiaries are organized under the laws of foreign jurisdictions and certain of the Company’s directors, management personnel and experts are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors, management personnel and experts are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors, officers and experts, any judgments obtained by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or otherwise. Similarly, in the event a dispute arises from the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada.

Forward-looking Information May Prove Inaccurate

Certain valuations and measurements required consideration of forecast estimates and the use of various assumptions reliant upon factors which are beyond the control of the Company. Readers of this MD&A should refer to the “Caution Regarding Forward-Looking Information” section.

Reliability of Mineral Resource and Reserve Estimates

The Company currently does not have any mineral resources or mineral reserves. Furthermore, there is no certainty that any of the mineral resources or mineral reserves on any project with mineral resources or mineral reserves will be realized. Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Any material change in quantity of metal, grade or dilution may affect the economic viability of any project undertaken by the Company.

Environmentally Protected Areas/Forest Reserves

Colombia has a number of environmentally protected areas or forest reserves (“Protected Areas”) that can, in certain circumstances, restrict mining activities. There are varying levels of Protected Areas within the country with different levels of restrictions. The Company’s exploration properties may be subject to Protected Areas and while the Company does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted which could have a material impact on the Company’s operations. In addition, there can be no assurances that the government of Colombia will not declare new environmentally-protected areas or forest reserves that could potentially impact the Company’s Colombian Projects which could have a material negative impact on the Company.

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Cultural or Ethnic Restricted Areas

Colombia has a number of restricted areas that can, in certain circumstances, require companies to obtain special permits to advance into exploration and exploitation activities. Restricted areas include (i) urban areas, (ii) archeological interest areas, (iii) cultural and historical interest areas, and (iv) public utilities and infrastructure areas. A small portion of the Company’s exploration titles and/or exploration applications are subject to restricted areas and while the Company does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted. In addition, there can be no assurances that the government of Colombia will not declare new restricted areas that could potentially impact the Company’s operations which could have a material negative impact on the Company.

Fluctuation in Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same or mineral prices will be such that the Company’s properties can be mined at a profit. Factors beyond the control of the Company may affect the ability of the Company to attract investors and receive further funds for exploration and development. Metal prices have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian and U.S. dollars and the Colombian peso relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In particular, the supply of and demand for gold are affected by, among other factors, political events, economic conditions and production costs in major gold-producing regions and governmental or central bank policies with respect to gold holdings. Declines in the price of gold may adversely affect the Company’s development and mining projects. Although the Company believes that the fundamentals of supply and demand will remain stable in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease.

Credit Risk

Credit risk arises from cash and cash equivalents, held with banks and financial institutions, and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Global Economic Conditions

There are significant uncertainties regarding the price of gold, other precious and base metals and other minerals and the availability of equity financing for the purposes of mineral exploration and development. Currently, prices of certain commodities such as gold, silver and copper have reflected volatility, which has had an impact on the Company and the mining industry in general. The Company’s future performance is largely tied to the exploration and development of the Colombia Projects and the commodity and financial markets. There can be no certainty that commodity prices will increase or maintain the same levels. Current financial markets are likely to continue to be volatile in Canada potentially through 2023 and beyond, reflecting ongoing concerns about the stability of the global economy, geo-political risks and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in financing activities. As a result, the Company may have difficulty raising financing for the purposes of mineral exploration and development and, if obtained, on terms favourable to the Company and/or without excessively diluting existing shareholders of the Company. These economic trends may limit the Company’s ability to develop and/or further explore its mineral property interests.

Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, the Company’s business and financial conditions could be adversely impacted.

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Unreliable Historical Data

The Company has compiled technical data in respect of the Colombia Projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration and development programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, road blockades, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, development, financial condition and results of operations.

Coronavirus (“COVID-19”)

On March 11, 2020, the World Health Organization declared the rapidly spreading COVID-19 outbreak a global pandemic. This pandemic has had a significant impact on the global economy including that of Colombia, where the Company operates, through restrictions put in place by the various levels of governments regarding travel, business operations and isolation orders to reduce the rate of spread of new infections. The Company has been closely monitoring developments in the COVID-19 outbreak since its incorporation and has implemented preventative measures to ensure the safety of our workforce and local communities. To date, there have been no significant outbreaks of COVID-19 at our properties and there have been no significant disruptions to current operations. The Company continues to manage and respond to COVID-19 within an internally constructed framework, along with recommendations of health authorities and local and national regulatory requirements.

Bermuda Legal Matters

The Company’s main subsidiary (the “Bermuda Subsidiary”) is subject to the laws of Bermuda. The following is a non-exhaustive summary of certain laws of Bermuda, which are relevant to the operations of the Bermuda Subsidiary.

Enforcement of Judgments in Bermuda May be Difficult

The current position with regard to enforcement of judgments in Bermuda is set out below but this may be subject to change. A final and conclusive judgment of a foreign court against the Bermuda Subsidiary, under which a sum of money is payable (not being a sum of money payable in respect of multiple damages, or a fine, penalty tax or other charge of a like nature) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of “obligation by action” on the debt evidenced by the foreign court’s judgment. On general principles, such proceedings would be expected to be successful provided that:

(a)	the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and

(b)	the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice, and is not based on an error in Bermuda law.

Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority (the “BMA”) has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation.

No stamp duty, income taxes, corporate or capital gains taxes, withholdings, levies, registration taxes, estate duties, inheritance taxes or gift taxes or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment. Court fees will be payable in connection with proceedings for enforcement.

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Exemption from Exchange Controls

The Bermuda Subsidiary is designated as “non-resident” for exchange control purposes by the BMA. Where a company is so designated, it is free to acquire, hold and sell foreign currency and securities without restriction.

Limitations on Carrying on Business

Under Bermuda law, exempted companies are companies formed for conducting business outside Bermuda from a principal place of business in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including:

(a)	the acquisition or holding of land in Bermuda except:

i.	that required for their business and held by way of lease or tenancy for terms of not more than 50 years; or

ii.	with the consent of the Minister of Finance of Bermuda or such other Minister as may be appointed to administer the Companies Act 1981 of Bermuda (the “Act”) (the “Minister”) granted in his discretion, land by way of lease or tenancy agreement for a term of not more than 21 years to provide accommodation or recreational facilities for its offices and employees;

(b)	the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 Bermuda dollars without the consent of the Minister;

(c)	the acquisition of any bonds or debentures secured by any land in Bermuda, except bonds or debentures issued by the Bermuda Government or a public authority; or

(d)	the carrying on of business of any kind or type whatsoever in Bermuda either alone or in partnership or otherwise except:

i.	carrying on business with persons outside Bermuda;

ii.	doing business in Bermuda with an exempted undertaking in furtherance only of the business of he exempted undertaking carried on exterior to Bermuda;

iii.	buying or selling or otherwise dealing in shares, bonds debenture stock obligations, mortgages or other securities or investments issued or created by an exempted undertaking, or a local company, or any partnership which is not an exempted undertaking;

iv.	transacting banking business in Bermuda with and through an institution licensed as a bank under the Banks and Deposit Companies Act 1999 of Bermuda;

v.	effecting or concluding contracts in Bermuda, and exercising in Bermuda all other powers, so far as may be necessary for the carrying on of its business with persons outside Bermuda;

vi.	as manager or agent for, or consultant or adviser to any:

(aa)	exempted company or permit company which is affiliated whether or not incorporated in Bermuda with the exempted company; or

(bb)	exempted partnership registered under the Exempted Partnerships Act 1992 or overseas partnership registered under the Overseas Partnerships Act 1995 in which the exempted company is a partner;

vii.	carrying on the business of re-insuring risks undertaken by any company incorporated in Bermuda and permitted to engage in insurance and re-insurance business: or

viii.	in accordance with subsection (7) of section 129 the Act –

(aa)	marketing of shares or dealing with the holders of shares of an exempted company where the exempted company is a mutual fund;

(bb)	marketing interests in or dealing with holders of interests in a limited partnership in respect of which the exempted company is a general partner; or

(cc)	marketing units in or dealing with holders of units in a unit trust scheme in respect of which the exempted company is a manager.

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Economic Substance

Bermuda enacted legislation to introduce economic substance requirements in accordance with the requirements from the European Union (“EU”) and in furtherance of its commitment to comply with international standards concerning the OECD’s Base Erosion and Profit Shifting report. The legislation was enacted to demonstrate the jurisdictions commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits but which do not reflect real economic activity within the jurisdiction. The current legislation is set out in the Economic Substance Act 2018 (the “ES Act”), as amended, and the Economic Substance Regulations 2018, as amended, (the “ES Regulations”) (together the ES Act and the ES Regulation, the “ES Law”).

The ES Law applies to any ‘relevant entity’ that conducts any ‘relevant activity’ in a ‘relevant financial period.’ A relevant entity that conducts a relevant activity must satisfy the economic substance requirements under the ES Law in relation to that activity for each relevant financial period. A relevant entity conducting a relevant activity must demonstrate it has satisfied the requirements under the ES Law by filing a declaration form with the Bermuda Registrar of Companies (the “Registrar”) in respect of that financial year. Each relevant entity is required to file the declaration form no later than six months after the last day of each relevant financial period, with the first financial year commencing on or after 1 January 2019.

If the Registrar determines that a ‘relevant entity’ (i) has not met the applicable economic substance requirements in respect of its ‘relevant activities’; or (ii) is engaged in a high-risk IP related activity with an affiliate outside Bermuda, the Registrar is required by law to provide to the Bermuda Minster of Finance the information filed by the relevant entity pursuant to the ES Laws (e.g. the declaration form and related information), and the Minister is required to provide that information to his counterpart in the relevant EU member state or other relevant jurisdiction in which the ‘relevant entity’ or non-resident entity has its holding entity, its ultimate parent entity, an owner or beneficial owner, or where the relevant non-resident entity claims to be resident for tax purposes. Additionally, the Registrar also has the power to impose sanction schemes in the form of notices to comply (including warning notices, decision notices with the right to appeal) and civil penalties and after exhaustion of all notice requirements the Registrar may move to impose restrictions or regulate the business activities of the relevant entity or be authorized by the court for such proceedings under the relevant legislation to be taken, including strike off.

Evolving Data Privacy Legislation

The Bermuda Government enacted the Personal Information Protection Act 2016 (“PIPA”) on 27 July 2016. PIPA was introduced to regulate the use of personal information in a manner that both protects its privacy and recognizes the need for organizations to use personal information for legitimate purposes. Limited provisions of PIPA, relating to the appointment of a Privacy Commissioner and the creation of an independent office of the Privacy Commissioner came into force. Bermuda’s first Privacy Commissioner was appointed on January 20, 2020 and subsequently, it is anticipated that the obligations under PIPA will become operative in the near future.

PIPA sets out a number of requirements that must be complied with when organizations are handling personal information, including, the obligation to adopt suitable measures and policies, to appoint a privacy officer, to use personal information in a lawful and fair manner and maintain accurate records.

Organizations also have an obligation to provide individuals with a clear and easily accessible privacy notice and to ensure adequate and proportionate security safeguards are in place and they have an obligation to report any breaches to the Privacy Commissioner. Oversight and enforcement of PIPA will be the responsibility of the Privacy Commissioner of Bermuda. Once fully in force, breach of PIPA by the Bermuda Subsidiary could lead to enforcement action by the Privacy Commissioner, including the imposition of remediation orders, financial penalties or referral for criminal prosecution.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements within the meaning of applicable U.S. securities laws.

In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.

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Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by use of forward-looking terminology such as “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “targets”, “potential”, “scheduled”, “budgeted”, “forecasted” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “might”, “could”, “should”, “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management considered reasonable at the date the statements are made in light of management’s experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that it believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking information is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: uncertainties associated with negotiations, misjudgments in the course of preparing forward-looking information; the actual results of exploration activities; the inherent risks involved in the exploration and development of mineral properties; liquidity risk; the presence of artisanal miners and the effect of mineral extraction by third parties without title; unreliable historical data for projects; cybersecurity risks; risks regarding community relations; security risks; ability to maintain obligations; uncertainties inherent in conducting operations in a foreign country; uncertainties related to the availability and costs of financing needed in the future; reliance on outside contractors in certain exploration operations; risks arising from labour and employment matters; health and safety risks; risks related to use of explosives; reliance on adequate infrastructure for exploration activities; unexpected adverse changes that may result in failure to comply with environmental and other regulatory requirements; environmentally-protected areas/forest reserves risks; dependence on key management employees; title risks related to the ownership of the Company’s projects; the Company’s limited operating history; risks relating to retaining employees and consultants with special skills and knowledge; fluctuations in mineral prices; uninsurable risks related to exploration; risks relating to shareholder(s) exercising significant control over the Company; delays in obtaining government approvals; uncertainties inherent in conducting operations in a foreign country; title risks related to the ownership of the Company’s projects and the related surface rights and to the boundaries of the Company’s projects; risks relating to the Company’s pending concession applications; uncertainties related to the availability and costs of financing needed in the future; differing interpretations of tax regimes in foreign jurisdictions; the loss of Canadian tax resident status; recovery of value added taxes; compliance with government regulation, anti-corruption laws and ESTMA; uncertainties inherent in competition with other exploration companies; non-governmental organization intervention and the creation of adverse sentiment among the inhabitants of areas of mineral development; uncertainties related to conflicts of interest of directors and officers of the Company; social media influence and reputation; the ability to fund operations through foreign subsidiaries; the residency of directors, officers and others; uncertainties related to holding minority interests in other companies; foreign currency fluctuations; global economic conditions; the market price of shares of the Company; the payment of future dividends; future sales of shares of the Company by existing shareholders; seizure or expropriation of assets; accounting policies and internal controls; passive foreign investment corporation; litigation risks; indigenous peoples; impairment of mineral properties; and Bermuda legal matters. See “Risks and Uncertainties” in this MD&A for further discussion regarding risk factors.

Material Forward-Looking Information

The Consolidated Financial Statements of the Company for the year ended December 31, 2022, were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The assumption is based on the anticipation of obtaining additional sources of financing to fund its exploration and operating activities for the foreseeable future. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

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CORPORATE INFORMATION

Corporate Office

82 Richmond Street East

Toronto, Ontario - M5C 1P1

Directors & Officers

Ari Sussman, Executive Chairman
Maria Constanza Garcia, Director
Kenneth Thomas, Director
Paul Murphy, Director
Ashwath Mehra, Director
Omar Ossma, President and Chief Executive Officer
Paul Begin, Chief Financial Officer

Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants

PWC Tower

18 York Street, Suite 2600

Toronto, Ontario - M5J 0B2

Stock Information

Collective Mining Ltd. common shares are traded on the TSX Venture Exchange under the symbol “CNL” or on the OTCQX under the symbol “CNLMF”.

Investor Relations

Shareholder requests may be directed to Investor Relations via e-mail at info@collectivemining.com or via telephone at 416-451-2727.

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